Ex. 28(d)(6)

August 26, 2019

Mr. Bruce Rosenberg

Treasurer

State Street Institutional Investment Trust

c/o SSGA Funds Management, Inc.

1 Iron Street

Boston, Massachusetts 02210

RE:	State Street Institutional Investment Trust Fee Waiver and/or Expense Reimbursement Arrangements

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as adviser to the State Street China Equity Select Fund, a series of the State Street Institutional Investment Trust, agrees until April 30, 2021 to (i) waive up to the full amount of the advisory fee payable by the Fund, and/or (ii) to reimburse the Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, interest, taxes and extraordinary expenses) exceed 0.90% of average daily net assets on an annual basis.

The above stated fee waiver and/or expense reimbursement arrangements (i) supersedes any prior fee waiver and/or expense reimbursement arrangement for the Fund, and (ii) may only be terminated during the relevant period with the approval of the Fund’s Board of Trustees. SSGA FM and a Fund Officer are authorized to take such actions as they deem necessary and appropriate to continue each of the above stated waiver and/or expense reimbursement for additional periods, including of one or more years, after April 30, 2021.

If the fee waiver and/or expense reimbursement arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

By:
Ellen M. Needham
Director and President

Accepted and Agreed:

STATE STREET INSTITUTIONAL INVESTMENT TRUST,

ON BEHALF OF ITS SERIES

STATE STREET CHINA EQUITY SELECT FUND

By:
Bruce Rosenberg
Treasurer